===============================================================================


                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                          June                       2005
                             -------------------------------      -----------
Commission File Number                   0-29898
                             -------------------------------


                          Research In Motion Limited
------------------------------------------------------------------------------
                              (Registrant's Name)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F                          Form 40-F  X
                    -----                              -----


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                              No    X
                -----                           -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

==============================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
         1 News Release, dated June 29, 2005 ("RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS").
         2. Research In Motion Limited - Consolidated Financial Statements prepared in accordance with U.S. GAAP for the three month periods ended May 28, 2005 and May 29, 2004 and the notes thereto.
         3. Research In Motion Limited - Management's Discussion and Analysis of Financial Condition and Results of Operations for the three month periods ended May 28, 2005 and May 29, 2004 and the notes thereto.

                                                                     DOCUMENT 1

      RIM
[GRAPHIC OMITTED]                                                  NEWS RELEASE

                                                                  June 29, 2005
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended May 28, 2005 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the first quarter of fiscal 2006 was $453.9 million, up 12% from $404.8 million in the previous quarter and up 68% from $269.6 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 69% for handhelds, 17% for service, 11% for software and 3% for other revenue.

The total number of BlackBerry(R) subscribers in the quarter increased by approximately 592,000 to approximately 3.11 million total subscribers. This represents a 24% increase over the approximately 2.51 million subscribers at the end of the last quarter.

"RIM is reporting another record quarter and we are pleased with the momentum in the business," said Jim Balsillie, Chairman and Co-CEO at RIM. "BlackBerry demand continued to grow in the first quarter as RIM and its partners continued to execute plans effectively in both enterprise and retail channels."

As previously disclosed, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, Inc., RIM has taken court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM has filed a motion to stay the pending appeal in the United States Court of Appeals for the Federal Circuit (CAFC) and to remand the case to the United States District Court for the Eastern District of Virginia (District Court) to enforce the settlement terms. As a result of this development, RIM has estimated that it will incur additional legal fees and has accrued an incremental litigation expense of $6.5 million in the quarter.

As the result of a recent Canadian tax ruling relating to investment tax credits, RIM has recognized a tax recovery of $27.0 million in the quarter. This recovery relates to prior periods.

GAAP net income for the quarter was $132.5 million, or $0.67 per share diluted, as compared with a loss of $2.6 million, or $0.01 per share basic and diluted, in the prior quarter. Excluding the net litigation charges of $4.5 million ($6.5 million less an estimated tax provision of 30% or $1.9 million) and excluding the tax recovery of $27.0 million, adjusted net income for the quarter was $110.1 million, or $0.56 per share diluted. The adjusted net income and earnings per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

Reconciliation of GAAP net income as reported to adjusted net income (United States dollars, in thousands except per share data)

                                                                For the three
                                                                 months ended
                                                                 May 28, 2005
------------------------------------------------------------------------------

GAAP net income, as reported                                     $    132,520

Adjustments:

  Litigation Expense
       Pre-tax litigation provision            $      6,475
       Tax provision, estimated at 30%                1,942             4,533
                                               -------------

  Tax recovery                                                        (26,952)
                                                                 -------------
Adjusted net income                                              $    110,101
                                                                 =============

Adjusted net income per share, diluted                           $       0.56
                                                                 =============

  Note: the adjusted net income and adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM's GAAP results.


RIM is providing revenue and earnings guidance for the second and third quarters of fiscal 2006. RIM is increasing guidance for the second quarter and now expects that revenue in the second quarter of fiscal 2006 will be in the range of $465-490 million. Subscriber additions in the second quarter are expected to be in the range of 620,000-650,000. Revenue for the third quarter of fiscal 2006 is currently expected to be in the range of $525-550 million. RIM is expecting GAAP earnings per share for the second quarter in the range of 57-63 cents per share diluted. For the third quarter, RIM is expecting earnings per share to be between 62-68 cents per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $1.8 billion as at May 28, 2005, compared to $1.7 billion at the end of the previous quarter, an increase of $103 million over the prior quarter. The $450 million resolution amount is currently included in the litigation provision liability on RIM's balance sheet. RIM's cash position net of the resolution amount is approximately $1.47 billion as $135 million of the $450 million liability is already in escrow (recorded as restricted cash), and is not included in RIM's cash balance.

HIGHLIGHTS OF THE FIRST QUARTER:

o  BlackBerry surpassed the three million wireless subscribers milestone.
o  RIM previewed its next generation of BlackBerry MDS(TM) technology.
o RIM hosted the fourth annual Wireless Enterprise Symposium in Orlando, Florida.
o The Defence Signals Directorate (DSD) of the Australian Government approved the deployment of the BlackBerry platform.
o Microsoft Corp. and RIM announced a product collaboration and joint marketing agreement focused on extending enterprise instant messaging and presence to BlackBerry subscribers.
o  IBM and RIM previewed Lotus Instant Messaging for BlackBerry.
o Novell and RIM announced plans to bring Novell GroupWise Messenger instant messaging to BlackBerry users.
o AOL and RIM announced plans to support mobile AOL Instant Messenger (AIM) and ICQ services on the BlackBerry wireless platform.
o Yahoo! Inc. and RIM announced plans to provide Yahoo! Messenger to BlackBerry users.
o ALLTEL launched the BlackBerry 7250(TM), BlackBerry Enterprise Server(TM) and BlackBerry Internet Service(TM) in the U.S.
o  EarthLink introduced the BlackBerry 7250 in the U.S.
o  TeleCommunication Systems (TCS) launched the BlackBerry 7250 in the U.S.
o  T-Mobile introduced the BlackBerry 7290(TM) in the U.S.
o TELUS Mobility announced the availability of the BlackBerry 7250 and the BlackBerry 7520(TM) in Canada.
o Cable & Wireless Ltd. announced plans to offer BlackBerry to customers in the Eastern Caribbean islands.
o Proximus launched the BlackBerry 7100v(TM) and BlackBerry Enterprise Server v4.0 in Belgium.
o  TDC Mobile introduced the BlackBerry 7290 in Denmark.
o  Avea launched the BlackBerry 7290 and the BlackBerry 7100g(TM) in Turkey.
o Orascom Telecom announced plans to offer BlackBerry to mobile customers in the Middle East, Africa and South Asia.
o  Mobile TeleSystems (MTS) announced plans to offer BlackBerry in Russia.
o Vodafone launched BlackBerry Enterprise Server v4.0, the BlackBerry 7290 and the BlackBerry 7730(TM) in Spain.
o  Connex announced plans to offer BlackBerry in Romania.
o  Orange announced plans to introduce BlackBerry in Romania.
o Orange introduced the BlackBerry 7290 and BlackBerry Enterprise Server v4.0 in Switzerland.
o  Cellcom Israel Ltd. announced plans to offer BlackBerry in Israel.
o  Polska Telefonica Cyfrowa (PTC) launched BlackBerry in Poland.
o T-Mobile introduced the BlackBerry 7290 and BlackBerry Enterprise Server v4.0 in Hungary and The Czech Republic.
o  KPN introduced BlackBerry Internet Service in the Netherlands and Belgium.
o  M1 launched BlackBerry in Singapore.
o 3 Hong Kong and Partner Communications Company Ltd. announced plans to bring BlackBerry to Israel.
o  Indosat introduced BlackBerry Internet Service in Indonesia.
o  Telstra launched BlackBerry 7250 in Australia.
o HTC announced plans to provide global distribution of BlackBerry Connect(TM) on Windows Mobile-based devices to carriers around the world.
o Globe announced availability of BlackBerry Connect for the Sony Ericsson P910i in the Philippines.

o  SingTel launched the Sony Ericsson P910i with BlackBerry Connect in
   Singapore.
o 3 Hong Kong introduced the Siemens SK65 handset with BlackBerry Built-In(TM) in Hong Kong.
o BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

HIGHLIGHTS SUBSEQUENT TO QUARTER END:

o  RIM announced the security-enhanced BlackBerry Smart Card Reader
o Avaya and RIM announced plans to extend Avaya secure enterprise communications applications to the BlackBerry platform over WLAN.
o EADS and RIM formed a strategic alliance focused on delivering localized wireless data solutions to government organizations across Europe.
o  Sprint launched the BlackBerry 7250 in the U.S.
o  Tango announced plans to introduce BlackBerry in Luxembourg.
o  Airtel introduced the BlackBerry 7100g in India.


The replay of the company's Q1 conference call can be accessed after 7 p.m. (eastern), June 29, 2005 until midnight (eastern), July 13, 2005. It can be accessed by dialing 416-640-1917 and entering passcode 21117892#.
 The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight July 13, 2005.

ABOUT RESEARCH IN MOTION (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                   Investor Contact:
Courtney Flaherty                                RIM Investor Relations
Brodeur Worldwide for RIM                        519.888.7465
212.771.3637                                     investor_relations@rim.com
cflaherty@brodeur.com
---------------------

                                      ###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM's revenue and earnings expectations for the second and third quarters of fiscal 2006, anticipated growth in subscribers, plans relating to RIM and its carrier partners and estimates of additional legal fees that will be incurred by RIM as a result of NTP developments. The terms and phrases "continuing to", "estimated", "expects", "expected", "expecting", "plans", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights, including the outcome of RIM's litigation with NTP, Inc.; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                         For the three months ended
                    (unaudited)                                May 28,       February 26,            May 29,
                                                                  2005               2005               2004
-------------------------------------------------------------------------------------------------------------

Revenue                                                    $   453,948        $   404,802        $   269,611
Cost of sales                                                  203,731            174,878            134,978
                                                    ---------------------------------------------------------
Gross margin                                                   250,217            229,924            134,633
                                                    ---------------------------------------------------------

Gross Margin %                                                   55.1%              56.8%               49.9%

Expenses
Research and development                                        34,534            29,076              20,379
Selling, marketing and administration                           62,871            56,595              40,822
Amortization                                                    10,283             9,114               9,048
Litigation                                                       6,475           294,194              15,579
                                                    ---------------------------------------------------------
                                                               114,163           388,979              85,828
                                                    ---------------------------------------------------------

Income (loss) from operations                                  136,054          (159,055)             48,805

Investment income                                               13,816            11,926               6,460
                                                    ---------------------------------------------------------
Income (loss) before income taxes                              149,870          (147,129)             55,265
Provision for (recovery of) income taxes                        17,350          (144,556)                293
                                                    ---------------------------------------------------------
Net Income (loss)                                          $   132,520       $    (2,573)        $    54,972
                                                    =========================================================

Earnings (loss) per share
                                                    ---------------------------------------------------------
     Basic                                                  $     0.70       $     (0.01)         $     0.30
                                                    =========================================================
     Diluted                                                $     0.67       $     (0.01)         $     0.28
                                                    =========================================================

Weighted average number of common
shares outstanding (000's)
     Basic                                                     190,098           189,184            185,856
     Diluted                                                   197,872           189,184            196,378

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


CONSOLIDATED BALANCE SHEETS

                                                                                             As at
                                                                                    May 28,        February 26,
(unaudited)                                                                           2005                2005
---------------------------------------------------------------------------------------------------------------


Assets
Current
Cash and cash equivalents                                                     $    912,324        $    610,354
Short-term investments                                                             202,671             315,495
Trade receivables                                                                  230,716             210,459
Other receivables                                                                   41,101              30,416
Inventory                                                                           80,392              92,489
Restricted cash                                                                    135,491             111,978
Other current assets                                                                21,070              22,857
Deferred income tax asset                                                          132,472             150,200
                                                                      -----------------------------------------
                                                                                 1,756,237           1,544,248

Investments                                                                        667,712             753,868
Capital assets                                                                     228,542             210,112
Intangible assets                                                                   90,943              83,740
Goodwill                                                                            29,026              29,026
                                                                      -----------------------------------------
                                                                             $   2,772,460       $   2,620,994
                                                                      =========================================

Liabilities
Current
Accounts payable and accrued liabilities                                      $    163,648        $    155,597
Accrued litigation and related expenses                                            458,947             455,610
Income taxes payable                                                                 3,596               3,149
Deferred revenue                                                                    16,967              16,235
Current portion of long-term debt                                                      225                 223
                                                                      -----------------------------------------
                                                                                   643,383             630,814

Long-term debt                                                                       6,369               6,504
                                                                      -----------------------------------------
                                                                                   649,752             637,318
                                                                      -----------------------------------------

Shareholders' equity
Share capital                                                                    1,900,506           1,892,266
Retained earnings                                                                  226,701              94,181
Accumulated other comprehensive loss                                                (4,499)             (2,771)
                                                                      -----------------------------------------
Total shareholders' equity                                                       2,122,708           1,983,676
                                                                      -----------------------------------------
                                                                             $   2,772,460       $   2,620,994
                                                                      =========================================

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              For the three months ended
(unaudited)
                                                                            May 28, 2005      May 29, 2004
-------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                            $          132,520         $   54,972

Items not requiring an outlay of cash:
Amortization                                                                      18,226             18,056
Deferred income taxes                                                             17,389                  -
Loss on disposal of capital assets                                                     5                  -
Loss on foreign currency translation of long-term debt                                23                 38
                                                                      ---------------------------------------
                                                                                 168,163             73,066

Net changes in non-cash working capital items                                   (32,881)            (10,673)
                                                                      ---------------------------------------
                                                                                 135,282             62,393
                                                                      ---------------------------------------
Cash flows from financing activities
Issuance of share capital                                                          8,240             19,638
Repayment of debt                                                                   (53)                (46)
                                                                      ---------------------------------------
                                                                                   8,187             19,592
                                                                      ---------------------------------------
Cash flows from investing activities
Acquisition of investments                                                       (12,408)          (350,839)
Proceeds on sale or maturity of investments                                       21,255              3,651
Acquisition of capital assets                                                    (31,289)           (17,223)
Acquisition of intangible assets, net                                             (6,352)            (1,397)
Acquisition of subsidiaries                                                       (3,795)                 -
Acquisition of short-term investments                                            (98,193)          (129,775)
Proceeds on sale or maturity of short term investments                           289,283                  -
                                                                      ---------------------------------------
                                                                                 158,501           (495,583)
                                                                      ---------------------------------------

Net increase (decrease) in cash and cash equivalents for the
period                                                                           301,970           (413,598)

Cash and cash equivalents, beginning of period                                   610,354          1,156,419
                                                                      ---------------------------------------
Cash and cash equivalents, end of period                              $          912,324        $   742,821
                                                                      =======================================



As at                                                                       May 28, 2005        Feb. 26, 2005
-------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                             $          912,324        $   610,354
Short-term investments                                                           202,671            315,495
Investments                                                                      667,712            753,868
                                                                      ---------------------------------------
Cash, cash equivalents, short-term and long-term investments          $        1,782,707        $ 1,679,717
                                                                      =======================================
 Increase                                                             $          102,990

                                                                    DOCUMENT 2

                                       Research In Motion Limited
                                 Incorporated under the Laws of Ontario
                            (United States dollars, in thousands)(unaudited)
                             Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED BALANCE SHEETS                                                                      As at
                                                                                    May 28,             February 26,
                                                                                      2005                  2005
                                                                                -----------------     -----------------

Assets
Current

Cash and cash equivalents (note 13(a))                                               $   912,324           $   610,354
Short-term investments (note 6)                                                          202,671               315,495
Trade receivables                                                                        230,716               210,459
Other receivables                                                                         41,101                30,416
Inventory (note 5)                                                                        80,392                92,489
Restricted cash (note 10)                                                                135,491               111,978
Other current assets (note 9)                                                             21,070                22,857
Deferred tax asset (note 11)                                                             132,472               150,200
                                                                                -----------------     -----------------
                                                                                       1,756,237             1,544,248

Investments (note 6)                                                                     667,712               753,868

Capital assets (note 7)                                                                  228,542               210,112

Intangible assets (note 8)                                                                90,943                83,740

Goodwill                                                                                  29,026                29,026
                                                                                -----------------     -----------------

                                                                                    $  2,772,460          $  2,620,994
                                                                                =================     =================

Liabilities
Current

Accounts payable                                                                      $   60,741            $   68,464
Accrued liabilities                                                                      102,907                87,133
Accrued litigation and related expenses (note 10)                                        458,947               455,610
Income taxes payable                                                                       3,596                 3,149
Deferred revenue                                                                          16,967                16,235
Current portion of long-term debt                                                            225                   223
                                                                                -----------------     -----------------
                                                                                         643,383               630,814

Long-term debt                                                                             6,369                 6,504
                                                                                -----------------     -----------------
                                                                                         649,752               637,318
                                                                                -----------------     -----------------

Shareholders' Equity
Capital stock (note 3(a))
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 190,781,957 common shares (February 26, 2005 - 189,484,915)                   1,900,506             1,892,266
Retained earnings                                                                        226,701                94,181
Accumulated other comprehensive loss (note 9)                                             (4,499)               (2,771)
                                                                                -----------------     -----------------
                                                                                       2,122,708             1,983,676
                                                                                -----------------     -----------------
                                                                                    $  2,772,460          $  2,620,994
                                                                                =================     =================

Commitments and contingencies (notes 10, 13, 15)
See notes to the consolidated financial statements.

On behalf of the Board:



Jim Balsillie                                                                   Mike Lazaridis
Director                                                                        Director


                                            Research In Motion Limited
                                 (United States dollars, in thousands)(unaudited)
                                  Prepared in Accordance with U.S. GAAP (note 1)

                                  CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                                                   Accumulated
                                                                                                      Other
                                                                 Common           Retained        Comprehensive
                                                                 Shares           Earnings        Income (loss)        Total
                                                            ------------------------------------------------------------------

Balance as at February 26, 2005                                 $ 1,892,266        $   94,181     $   (2,771)     $ 1,983,676

Comprehensive income (loss):
    Net income                                                            -           132,520              -          132,520
    Net change in unrealized gains on investments
    available for sale                                                    -                 -          1,016            1,016
    Net change in derivative fair value during the period                 -                 -            309              309
    Amounts reclassified to earnings during the period                    -                 -         (3,053)          (3,053)

Shares issued:
    Exercise of stock options                                         8,240                 -              -            8,240
                                                            ------------------------------------------------------------------
Balance as at May 28, 2005                                      $ 1,900,506        $  226,701     $   (4,499)     $ 2,122,708
                                                            ==================================================================

See notes to the consolidated financial statements.


                                   Research In Motion Limited
            (United States dollars, in thousands, except per share data)(unaudited)
                         Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             For the Three Months Ended
                                                                           May 28,                  May 29,
                                                                             2005                     2004
                                                                  --------------------   --------------------

Revenue                                                                   $   453,948            $   269,611

Cost of sales                                                                 203,731                134,978
                                                                  --------------------   --------------------
Gross margin                                                                  250,217                134,633
                                                                  --------------------   --------------------
Expenses

Research and development                                                       34,534                 20,379
Selling, marketing and administration (note 4)                                 62,871                 40,822
Amortization                                                                   10,283                  9,048
Litigation (note 10)                                                            6,475                 15,579
                                                                  --------------------   --------------------
                                                                              114,163                 85,828
                                                                  --------------------   --------------------
Income from operations                                                        136,054                 48,805

Investment income                                                              13,816                  6,460
                                                                  --------------------   --------------------
Income before income taxes                                                    149,870                 55,265
                                                                  --------------------   --------------------
Provision for income taxes (note 11)
Current                                                                         2,630                    293
Deferred                                                                       14,720                      -
                                                                  --------------------   --------------------
                                                                               17,350                    293
                                                                  --------------------   --------------------

Net income                                                                $   132,520             $   54,972
                                                                  ====================   ====================
Earnings per share (note 12)

Basic                                                                      $     0.70             $     0.30
                                                                  ====================   ====================
Diluted                                                                    $     0.67             $     0.28
                                                                  ====================   ====================

See notes to the consolidated financial statements.


                                Research In Motion Limited
                     (United States dollars, in thousands)(unaudited)
                      Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  For the Three Months Ended
                                                                                May 28,               May 29,
                                                                                 2005                  2004
                                                                          -----------------   -------------------
Cash flows from operating activities

Net income                                                                      $  132,520            $   54,972

Items not requiring an outlay of cash:

Amortization                                                                        18,226                18,056
Deferred income taxes                                                               17,389                     -
Loss on disposal of capital assets                                                       5                     -
Loss on foreign currency translation of long-term debt                                  23                    38
Unrealized foreign exchange loss (gain)                                                584                  (544)

Net changes in working capital items (note 16)                                    (32,881)               (10,673)
                                                                          -----------------   -------------------
                                                                                   135,866                61,849
                                                                          -----------------   -------------------
Cash flows from financing activities

Issuance of share capital and warrants                                               8,240                19,638
Repayment of long-term debt                                                           (53)                   (46)
                                                                          -----------------   -------------------
                                                                                     8,187                19,592
                                                                          -----------------   -------------------
Cash flows from investing activities

Acquisition of investments                                                         (12,408)             (350,839)
Proceeds on sale or maturity of investments                                         21,255                 3,651
Acquisition of capital assets                                                      (31,289)              (17,223)
Acquisition of intangible assets                                                    (6,352)               (1,397)
Acquisition of subsidiary                                                           (3,795)                    -
Acquisition of short-term investments                                              (98,193)             (129,775)
Proceeds on sale and maturity of short-term investments                            289,283                     -
                                                                          -----------------   -------------------
                                                                                   158,501              (495,583)
                                                                          -----------------   -------------------
Effect of foreign exchange on cash and cash equivalents                               (584)                  544
                                                                          -----------------   -------------------
Net increase (decrease) in cash and cash equivalents for the period                301,970              (413,598)

Cash and cash  equivalents, beginning of period                                    610,354             1,156,419
                                                                          -----------------   -------------------
Cash and cash  equivalents, end of period                                       $  912,324            $  742,821
                                                                          =================   ===================


See notes to the consolidated financial statements.


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited consolidated financial statements (the "financial statements") for the year ended February 26, 2005, which have been prepared in accordance with U.S. GAAP. A separate set of consolidated financial statements for the year ended February 26, 2005, were also prepared under Canadian GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended May 28, 2005 are not necessarily indicative of the results that may be expected for the full year ending February 25, 2006.


2.   RECENTLY ISSUED PRONOUNCEMENTS

     Stock-Based Compensation

     On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standard ("SFAS") 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


3.   CAPITAL STOCK

(a) Capital Stock

                                                       Shares
                                                     Outstanding       Amount
                                                   ----------------------------
                                                       (000's)

Authorized - unlimited number of common shares

Common shares outstanding - February 26, 2005          189,485     $ 1,892,266

Exercise of options                                      1,297           8,240
                                                   ----------------------------
Common shares outstanding - May 28, 2005               190,782     $ 1,900,506
                                                   ============================


     During the first quarter of 2006, there were 1,297 stock options exercised.

     During the first quarter of fiscal 2005, the Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 for all shareholders of record as at close of day on May 27, 2004. The effect of this stock dividend doubled the amount of stock options outstanding and reduced the exercise prices of these stock options by half of the original exercise price.

     The Company had 190,785 common shares outstanding, 10,431 options outstanding and nil common share purchase warrants outstanding as at June 29, 2005.

(b) Stock option plan (000's)

     The Company has an incentive stock option plan for directors, officers and employees. The option exercise price is equal to the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding as at May 28, 2005 was 10,413 (February 26, 2005 - 11,151).

(c) Stock based compensation

     Under U.S. GAAP, compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant of the option. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, Accounting Principles Board ("APB") Opinion 25, Accounting

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated

     for Stock Issued to Employees.

     Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income and earnings per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:


                                                                                                 For the three months ended
                                                                                               May 28, 2005       May 29, 2004
                                                                                            ----------------------------------

Net income - as reported                                                                         $  132,520          $  54,972
Estimated stock-based compensation cost for the period, net of tax                                    6,416              5,758
                                                                                            ----------------------------------
Net income - proforma                                                                            $  126,104          $  49,214
                                                                                                 ==========          =========
Denominator in 000's of shares:

Denominator for basic earnings per share - weighted average shares
outstanding                                                                                         190,098            185,856

Effect of dilutive securities:

  Employee stock options                                                                              6,970              9,397
                                                                                            ----------------------------------

Denominator for diluted earnings per share -  adjusted weighted-average
shares and assumed conversions                                                                      197,068            195,253
                                                                                            ==================================


Proforma earnings per share
  Basic                                                                                           $    0.66           $   0.26
  Diluted                                                                                         $    0.64           $   0.25


     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:


                                                                  For the three months ended
                                                               May 28, 2005       May 29, 2004
                                                               -------------------------------

Weighted average Black-Scholes value of each option             $   36.96           $   23.96

Assumptions:
  Risk free interest rates                                            4.0%                3.0%
  Expected life in years                                              4.0                 4.0
  Expected dividend yield                                               0%                  0%
  Volatility                                                           65%                 70%

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated

4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first three months of fiscal 2006 includes $1.8 million with respect to a foreign exchange loss (2005 - foreign exchange gain of $2.0 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.


5.   INVENTORY

     Inventory is comprised as follows:
                                                                  February 26,
                                                  May 28, 2005       2005
                                                ------------------------------

Raw materials                                      $  65,242      $  78,080
Work in process                                       11,615         11,282
Finished goods                                        10,757          9,868
Provision for excess and obsolete inventory           (7,222)        (6,741)
                                                ------------------------------
                                                   $  80,392      $  92,489
                                                ============================--


6.   SHORT-TERM INVESTMENTS AND INVESTMENTS

     Short-term investments consist of liquid investments with maturities of between three months and one year as at the date of acquisition. Investments with maturities in excess of one year are classified as non-current investments. In the event of a decline in value, which is other than temporary, the investments are written down to estimated realizable value.

     During fiscal 2005, the Company reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and determined this intent was no longer present. These investments were reclassified as available-for-sale, and prior period carrying values were adjusted to reflect these securities as available-for-sale since acquisition.

     Investments designated as available-for-sale investments are carried at fair value. Unrealized gains or losses are included in other comprehensive income.

     Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition and are carried at cost plus accrued interest, which approximates their fair value.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated

7.   CAPITAL ASSETS

     Capital assets comprise the following:


                                                                                 May 28, 2005
                                                                                 Accumulated      Net book
                                                                        Cost     amortization       value
                                                                     ------------------------------------
Land                                                                 $   8,850     $     -      $   8,850
Buildings, leaseholds and other                                        112,434      14,573         97,861
BlackBerry operations and other information technology                 156,146      85,758         70,388
Manufacturing equipment, research and development
equipment, and tooling                                                  61,876      33,558         28,318
Furniture and fixtures                                                  45,499      22,374         23,125
                                                                     ------------------------------------
                                                                     $ 384,805   $ 156,263      $ 228,542
                                                                     ====================================


                                                                               February 26, 2005
                                                                                  Accumulated      Net book
                                                                      Cost        amortization       value
                                                                    ----------------------------------------
Land                                                                $   8,850         $     -      $   8,850
Buildings, leaseholds and other                                       109,654          14,016         95,638
BlackBerry operations and other information technology                135,352          75,495         59,857
Manufacturing equipment, research and development
equipment, and tooling                                                 60,222          33,175         27,047
Furniture and fixtures                                                 40,553          21,833         18,720
                                                                    ----------------------------------------
                                                                    $ 354,631       $ 144,519      $ 210,112
                                                                    ========================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated

8.   INTANGIBLE ASSETS

     Intangible assets comprise the following:

                                                                                        May 28, 2005
                                                                                         Accumulated        Net book
                                                                               Cost      amortization         value
                                                                           -----------------------------------------
Acquired technology                                                         $  18,373     $   6,640        $  11,733
Licences                                                                       86,847        35,424           51,423
Patents                                                                        33,939         6,152           27,787
                                                                           -----------------------------------------
                                                                            $ 139,159     $  48,216        $  90,943
                                                                           =========================================

                                                                                      February 26, 2005
                                                                                         Accumulated      Net book
                                                                              Cost       amortization       value
                                                                            --------------------------------------
Acquired technology                                                         $  12,151     $   6,045      $   6,106
Licences                                                                       86,352        31,107         55,245
Patents                                                                        28,082         5,693         22,389
                                                                            --------------------------------------
                                                                            $ 126,585     $  42,845      $  83,740
                                                                            ======================================

9.   COMPREHENSIVE INCOME

     The components of comprehensive income are shown in the following tables:

                                                                                           For the three months ended
                                                                                            May 28            May 29
                                                                                             2005              2004
                                                                                        ------------------------------
Net income                                                                               $  132,520        $  54,972
                                                                                        ===========        ===========
Net change in unrealized gains (losses) on available-for-sale investments                     1,016           (9,057)
Net change in derivative fair value during the year, net of income taxes
of $164 (May 29, 2004 - $nil)                                                                   309           (2,460)
Amounts reclassified to earnings during the year, net of income tax
recovery of $1,617 (May 29, 2004 - $nil)                                                     (3,053)          (1,616)
                                                                                        ------------------------------
Comprehensive income                                                                     $  130,792        $  41,839
                                                                                        ==============================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated

     The components of accumulated other comprehensive income (loss) are as follows:


                                                                                May 28,        February 26,
                                                                                 2005              2005
                                                                             ------------------------------
Accumulated net unrealized losses on available-for-sale investments          $  (11,329)       $ (12,345)
Accumulated net unrealized gains on derivative instruments                        6,830            9,574
                                                                             ------------------------------
Total accumulated other comprehensive loss                                    $  (4,499)       $  (2,771)
                                                                             ==============================

     The fair value of derivative instruments of $12.7 million (February 26, 2005 - $14.6 million) is included in Other current assets on the Consolidated Balance Sheets.

10. LITIGATION

     The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     Fiscal 2002

     In November 2001, the Company was served with a complaint filed by NTP, alleging that RIM had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems.

     Fiscal 2003

     The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sold in the United States infringed on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

     During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


     Fiscal 2004

     On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal.

     For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004.

     Fiscal 2005

     During the first three quarters of fiscal 2005, the Company recorded an expense of $58.4 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $53.6 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at November 27, 2004.

     On December 14, 2004, the Court of Appeals for the Federal Circuit (the "CAFC") ruled on the appeal by the Company of the District Court's judgment. The CAFC concluded that the District Court erred in construing the claim term "originating processor", which appeared in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The CAFC further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

     The CAFC decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The CAFC ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. As a result, the CAFC would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the CAFC.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


     During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with the parties announcing the signing of a binding Term Sheet (the "Term Sheet") on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP grants RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and independent software vendor ("ISV") partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology. RIM will pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward.

     During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $22.1 million attributable to enhanced compensatory damages and postjudgment interest with respect to the fourth quarter of fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at February 26, 2005.

     During fiscal 2005, the Company recorded a total expense of $352.6 million.

     Fiscal 2006

     On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM is taking court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM has filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requests that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet. The CAFC may grant RIM's motion, stop its review of the patent dispute and send the enforcement of the Term Sheet to the District Court to resolve. The CAFC may also deny RIM's motion, continue its review of the case, and ultimately send both the enforcement of the Term Sheet and the patent dispute to the District Court. If the CAFC sends the patent dispute back to the District Court, RIM expects that NTP will ask the District Court to reinstitute the injunction that had previously been granted (which was subsequently stayed pending RIM's appeal and which the CAFC's decision in December 2004 would vacate, if the CAFC issues a mandate based on its December 2004 decision and remands the case to the District Court for further proceedings) to prohibit RIM from providing

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


     BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. RIM maintains that an injunction is inappropriate given the facts of the case and recent doubts raised as to the validity of the patents in question.

     On June 9, 2005, NTP filed its Response with the CAFC, in which it opposes RIM's motion and alleges there was, and is, no settlement agreement reached by the parties. NTP's Response asks the CAFC to dispose of RIM's petition for rehearing, and remand the patent dispute to the District Court for the further proceedings contemplated in the CAFC's December 14, 2004 decision. On June 13, 2005, RIM filed its Reply with the CAFC.

     During the first quarter of fiscal 2006, the Company recorded an expense of $6.5 million to account for incremental current and estimated legal and professional fees.

     As at the end of the Company's current fiscal period, the likelihood of any further loss and the ultimate amount of such loss, if any, were not reasonably determinable. Consequently, no additional amounts from those described above have been provided for as NTP litigation expenses as at May 28, 2005. The actual resolution of the NTP matter may materially differ from the provisions recorded as at May 28, 2005 as a result of future rulings by the courts, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably. If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or enter into a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers.

11. INCOME TAXES

     For the first three months of fiscal 2006, the Company's net income tax expense was $17.4 million or a net effective rate of 11.6%. During the quarter the expected tax provision was reduced by $27.0 million or 18.0% as a result of the Company realizing incremental cumulative investment tax credits ("ITC's") attributable to prior fiscal years. ITC's are generated as a result of the Company incurring eligible scientific research and experimental development ("SR&ED") expenditures, which, under the "flow-through" method, are credited as a recovery of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favourable tax ruling. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

     The Company has recorded a valuation allowance of $nil on its deferred tax assets (February 26, 2005 - $nil).

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


     The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

12. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                                                                           For the three months ended
                                                                                          May 28,             May 29,
                                                                                           2005                2004
                                                                                         ----------------------------------
Numerator for basic and diluted earnings per share available to common stockholders         $  132,520          $    54,972

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares outstanding                 190,098              185,856

Effect of dilutive securities:

  Employee stock options                                                                         7,774               10,522
                                                                                         ----------------------------------
Denominator for diluted earnings per share -  adjusted weighted-average shares and
assumed conversions                                                                            197,872              196,378
                                                                                         ==================================
Earnings per share
  Basic                                                                                       $   0.70           $     0.30
  Diluted                                                                                     $   0.67           $     0.28

13. CONTINGENCIES

(a) Credit Facility

     The Company has a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and had previously utilized $48 million of the Facility in order to secure the Company's liability and funding obligation in the NTP matter, as described in note 10. During fiscal 2004 and pending the completion of the appeals process, the Company, with the approval of the Court, posted a Standby Letter of Credit ("LC") in the amount of $48 million so as to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 and 2005 quarterly deposit obligations being funded into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. Upon payment of the resolution amount and receipt of Court approval, the Company intends to cancel this LC.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


     The Company has utilized an additional $5.8 million of the Facility to secure other operating and financing requirements. $16.2 million of the Facility was unused as at May 28, 2005. The Company has pledged specific investments as security for this Facility.

     The Company has additional credit facilities in the amount of $16.1 million to support and secure other operating and financing requirements; as at May 28, 2005, $14.6 million of these facilities was unused. A general security agreement, a general assignment of book debts and cash has been provided as collateral for these facilities.

(b) Other Litigation

     RIM received a letter in the first quarter of fiscal 2004 wherein Inpro II Licensing S.a.r.l. ("Inpro II") suggested that RIM may require a license of two patents held by Inpro II. In November 2003, Inpro II filed an action in the U.S. District Court for the District of Delaware (the "Action") asserting US Patent No. 6,523,079 (the "Patent") against both RIM and one of its customers. In very general terms, the Patent relates to electronic devices having user-operable input means such as a thumb wheel. Inpro II sought a preliminary and permanent injunction and an unspecified amount of damages. The parties stipulated to a Final Judgment, which was issued December 28, 2004 dismissing the Action on the basis that RIM and its customer do not infringe on the Patent. On January 21, 2005, Inpro II filed a Notice of Appeal with the Court of Appeals for the Federal Circuit in Washington DC, which appeal remains pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 28, 2005.

     On March 22, 2005 a complaint was filed on behalf of the Board of Regents of the University Of Texas System ("UT") in the United States District Court for the Western District of Texas, Austin Division, against RIM (and its U.S. subsidiary), along with 17 other Defendants, alleging infringement of United States Patent No. 4,674,112 (the "UT Patent"). The UT Patent, titled "Character Pattern Recognition and Communications Apparatus", was filed on September 6, 1985 and has an expiration date of September 6, 2005. The complaint alleges that RIM's 7100t handheld products sold in the United States infringe the UT Patent. UT is seeking unspecified damages and temporary and permanent injunctive relief against all Defendants, including RIM.

     In addition, RIM has received communications from Eatoni Ergonomics, Inc. ("Eatoni"), which allege that RIM's 7100 BlackBerry handheld product infringes the claims of United States Patent No. 6,885,317 (the "317 Patent"), titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices", which was issued on April 26, 2005. On April 28, 2005, RIM filed a declaratory judgment action against Eatoni in the U.S. District Court for the Northern District of Texas, Dallas Division, in which RIM seeks a ruling that the 317 Patent is invalid and not infringed by RIM. On May 4, 2005, Eatoni filed a complaint in the U.S. District Court for the Southern District of New York against RIM, in which Eatoni seeks a ruling that the 317 Patent is infringed by RIM's 7100 series devices. On May 25, 2005, RIM filed a motion in the United States District Court for the Southern District of New York, in which RIM seeks a ruling to dismiss, or in the alternative to stay, this action under the first-to-file doctrine. The first-to-

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


     file doctrine mandates that the United States District Court for the Northern District of Texas, Dallas Division, in the first instance, determine which case will proceed. On May 26, 2005 Eatoni filed a motion in the United States District Court for the Northern District of Texas to dismiss or, alternatively, to move jurisdiction of the Texas action to the United States district Court for the Southern District of New York. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Eatoni action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 28, 2005.

     On May 16, 2005, Antor Media Corporation ("Antor") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against RIM's U.S. subsidiary, Research In Motion Corporation, along with 11 other defendants, alleging infringement of United States Patent No. 5,734,961 (the "961 Patent") titled "Methods and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network", was issued on March 31, 1998 and has an expiration date of November 7, 2011. The complaint alleges that RIM's products and services relating to the downloading of media, such as video, music and ringtones, infringe the 961 Patent. RIM and Antor Media Corporation have agreed to an extension of time until July 14, 2005 for RIM to answer the complaint. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Antor action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 28, 2005.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones (the "Neomax Patent"). TMO's third party notice seeks unquantified indemnification claims against RIM UK (and against the other cell phone manufacturers named in the third party notice) for damages incurred by TMO in the Neomax Litigation. RIM UK has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. RIM UK filed a brief in support of TMO's appeal on February 28, 2005, the hearing which will not take place before the fourth quarter of calendar year 2005. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 28, 2005.

     On May 9, 2005, RIM UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") and Lextron Systems, Inc. in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action seeks a declaration that the UK patent, designated under European Patent EP 0892947B1, is invalid and an order that the patent be revoked. In very general terms, the Patent relates to a proxy-server system for computers accessing servers on the Internet. The High Court ordered that a streamlined procedure should apply to this action with a two day trial to take place as soon as possible

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


     after November 21, 2005, but before December 31, 2005. At this time there is no action or counterclaim for infringement of the relevant patent. If an infringement action is commenced or a counterclaim is made for infringement then the patent owner will seek damages for the alleged infringement. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 28, 2005.

     By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of European Patent EP 0892947B1 (the "Patent"). In very general terms, the Patent relates to a proxy-server system for computers accessing servers on the Internet. The Letter purports to put the Company on notice that TMO-DG will seek indemnification in relation to the Litigation, which seeks damages and injunctive relief in relation to TMO-DG's supply, distribution and sale of BlackBerry handhelds and software in Germany. During the first quarter of fiscal 2006, the Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Court has set a hearing date for January 2006. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at May 28, 2005.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

15.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's warranty expense and actual warranty experience for the three months ended May 28, 2005, as well as the accrued warranty obligations as at May 28, 2005, are set forth in the following table:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 28, 2005 and May 29, 2004
                                  (unaudited)
   In thousands of United States dollars, except per share data, and except as otherwise indicated


Accrued warranty obligations as at February 26, 2005                           $  14,657
Warranty costs incurred for the three months ended May 28, 2005                  (2,243)
Warranty provision for the three months ended May 28, 2005                         4,536
Adjustments for changes in estimate for the three months ended May 28, 2005        1,263
                                                                               ----------
Accrued warranty obligations as at May 28, 2005                                $  18,213
                                                                               ==========


16. CASH FLOW INFORMATION

Net changes in working capital items:

                                       For the Three Months Ended
                                         May 28            May 29
                                          2005              2004
                                      -----------------------------
Trade receivables                     $ (20,257)        $  (25,751)
Other receivables                       (10,676)             3,634
Inventory                                12,097            (18,572)
Other current assets                     (2,454)            (2,196)
Accounts payable                         (7,723)             6,565
Accrued liabilities                      15,129             26,959
Accrued litigation                        3,337             15,184
Restricted cash                         (23,513)           (15,216)
Income taxes payable                        447                 85
Deferred revenue                            732             (1,365)
                                      -----------------------------
                                      $ (32,881)        $  (10,673)
                                      =============================

17. COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform to the current year presentation.

                                                                 DOCUMENT 3

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005




                          RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 28, 2005 COMPARED TO THE THREE MONTHS ENDED MAY 29, 2004

June 30, 2005

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the three months ended May 28, 2005 and the Company's MD&A for the year ended February 26, 2005 dated May 3, 2005. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of June 30, 2005.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Securities and Exchange Commission's website at www.sec.gov.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

     o the Company's views regarding the binding and enforceable nature of its Term Sheet with NTP, Inc. ("NTP");
     o the Company's expectations with respect to the average sales price and monthly average revenue per unit for its BlackBerry handhelds in fiscal 2006;
     o the Company's estimates regarding earnings sensitivity relating to warranty expense;
     o the Company's expectations regarding the average selling price ("ASP") of its BlackBerry handhelds and the monthly average revenue per unit ("ARPU") for service;
     o the Company's estimate regarding revenue sensitivity for the effect of a change in ASP on its handheld revenues;
     o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;
     o    RIM's revenue and earnings expectations;
     o    anticipated growth in RIM's subscriber base; and
     o the Company's expectations with respect to the sufficiency of its financial resources;

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

     o    the outcome of RIM's litigation with NTP;
     o third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
     o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
     o RIM's ability to enhance current products and develop and introduce new products;
     o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
     o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;
     o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
     o    the continued quality and reliability of RIM's products;
     o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base;
     o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
     o    competition;
     o effective management of growth and ongoing development of RIM's service and support operations;
     o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
     o    risks associated with RIM's expanding foreign operations;
     o    RIM's dependence on a limited number of significant customers;
     o fluctuations in quarterly financial results and difficulties in forecasting the Company's growth rate for BlackBerry subscribers;
     o reliance on third-party network developers and software platform vendors;
     o    foreign exchange risks;
     o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
     o    RIM's ability to manage production facilities;
     o    dependence on key personnel;
     o    government regulation of wireless spectrum and radio frequencies;
     o    continued use and expansion of the Internet;
     o    regulation, certification and health risks; and
     o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based data applications. RIM also licenses its technology to handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution primarily provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail, Novell Groupwise and POP3/ISP email.

RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data, and which integrate a mobile phone with other wireless data applications. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM (personal information management) system, and have web-browsing capability.

RIM generates revenues from service billings to its BlackBerry subscriber base in one of two forms: (i) a monthly infrastructure access ("relay") fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers, where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry enterprise wireless solution is the software that is installed on desktop computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BES software;
(ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) technical support, maintenance and upgrades to software. In addition, the BlackBerry wireless solution, through

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM's BlackBerry licensing programs, BlackBerry Connect and BlackBerry Built-In, enable mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and are designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair programs and non-recurring engineering services ("NRE").

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except as disclosed below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at February 26, 2005.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

    Handhelds

    Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

    If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

    Software

    Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

    Other

    Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

    Multiple-Element Arrangements

    The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



    Allowance for Doubtful Accounts and Bad Debt Expense

    The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

    When the Company becomes aware of a customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. The largest component of Intangible assets is the net book value of licenses. Under certain such

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of Intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin" and "Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, adverse determinations by a court or a regulator, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal costs arising out of litigation relating to the assertion of any Company-owned patents. The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 13(b) to the Consolidated Financial Statements). If the Company is not successful in such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

LITIGATION

The Company is currently involved in patent litigation with NTP, Inc. ("NTP") where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements).

Change in Estimate During the First Quarter of Fiscal 2006

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with the parties announcing the signing of a binding term sheet (the "Term Sheet") on March 16, 2005, that resolves the current litigation between them. As part of the resolution, RIM will pay $450 million (the "resolution amount") to NTP in final and full resolution of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. During the fourth quarter of fiscal 2005, the Company adjusted its estimate and recorded an incremental provision of $294.2 million on the Consolidated Statements of Operations, which includes the remaining

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


resolution amount and estimated legal fees, net of provisions previously recorded, and the acquisition of a $20 million intangible asset. On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM was taking court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. As it is still the Company's view that there is a binding Term Sheet in place, the Company is maintaining the accounting treatment of the $450 million resolution amount in the first quarter of fiscal 2006.

During the first quarter of fiscal 2006, the Company recorded an incremental provision of $6.5 million with respect to current and estimated future costs for legal and professional fees, as a result of RIM's enforcement proceedings related to the Term Sheet.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During the First Quarter of Fiscal 2006

During the current fiscal period, RIM increased its estimated warranty accrued liability by net $1.3 million, or 0.3% of consolidated revenue, as a result of a net increase in both the unit warranty repair costs and in the current and expected future returns (for warranty repair) rates for certain of its handheld product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the handheld sales volumes currently under warranty as at May 28, 2005, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $1.5 million.

Investments

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

INCOME TAXES

The Company uses the flow-through method to account for investment tax credits ("ITC's") earned on eligible scientific research and development ("SR&ED") expenditures. Under this method, the ITC's are recognized as a reduction in income tax expense. The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized.

Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Change in Estimate

During the quarter, the tax provision was reduced by $27.0 million as a result of the Company realizing incremental cumulative investment tax credits attributable to prior fiscal years. See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan, which is described in note 3(b) to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital. Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). As the exercise price of options granted by the Company is equal to the market value of the underlying stock at the date of grant, no compensation expense has been recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standards 123 ("SFAS 123(R)") Accounting for Share-Based Payment, which requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense.

On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

STOCK SPLIT

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income" and note 3(a) to the Consolidated Financial Statements.

COMMON SHARES OUTSTANDING

On June 29, 2005, there were 190,785,277 common shares and 10,430,505 options to purchase common shares outstanding.


SUMMARY RESULTS OF OPERATIONS - FIRST QUARTER OF FISCAL 2006 COMPARED TO THE FIRST QUARTER OF FISCAL 2005

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, and unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at May 28, 2005:

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



                                                                                                               Change
                                                      As at and for the Three Months Ended                       Q1
                                                   May 28, 2005                   May 29, 2004               2006/2005
                                             -------------------------------------------------------------------------
                                                             (in thousands, except for per share amounts)
Revenue                                      $ 453,948      100.0%          $ 269,611         100.0%         $ 184,337
Cost of sales                                  203,731       44.9%            134,978          50.1%            68,753
                                             -------------------------------------------------------------------------
Gross margin                                   250,217       55.1%            134,633          49.9%           115,584
                                             -------------------------------------------------------------------------
Expenses
 Research and development                       34,534        7.6%             20,379           7.6%            14,155
 Selling, marketing and administration          62,871       13.8%             40,822          15.1%            22,049
 Amortization                                   10,283        2.3%              9,048           3.4%             1,235
                                             -------------------------------------------------------------------------
  Sub-total                                    107,688       23.7%             70,249          26.1%            37,439
                                             -------------------------------------------------------------------------
Litigation (1)                                   6,475        1.4%             15,579           5.8%            (9,104)
                                             -------------------------------------------------------------------------
                                               114,163       25.1%             85,828          31.8%            28,335
                                             -------------------------------------------------------------------------
Income from operations                         136,054       30.0%             48,805          18.1%            87,249
Investment income                               13,816        3.0%              6,460           2.4%             7,356
                                             -------------------------------------------------------------------------
Income before income taxes                     149,870       33.0%             55,265          20.5%           94,605
Provision for income tax (2)                    17,350        3.8%                293             -           (17,057)
                                             -------------------------------------------------------------------------
Net income                                   $ 132,520       29.2%          $  54,972          20.4%         $  77,548
                                             =========================================================================
Earnings per share (3)
 Basic                                        $   0.70                       $   0.30                         $   0.40
                                              ========                       ========                         ========
 Diluted                                      $   0.67                       $   0.28                         $   0.39
                                              ========                       ========                         ========
Total assets                                $2,772,460                    $ 2,040,114
Total liabilities                              649,752                        262,374
Shareholders' equity                        $2,122,708                    $ 1,777,740

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


Notes:

(1) See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

(3)  See "Stock Split" and note 3(a) to the Consolidated Financial Statements.

EXECUTIVE SUMMARY

The Company's net income increased by $77.5 million to $132.5 million, or $0.70 basic earnings per share and $0.67 diluted earnings per share, in the first quarter of fiscal 2006, compared to $55.0 million, or $0.30 basic earnings per share and $0.28 diluted earnings per share, in the first quarter of fiscal 2005.

The key factors that contributed to this net improvement in net income are discussed below. A more comprehensive analysis of these factors is contained in "Results of Operations".

FIRST QUARTER 2005 KEY FACTORS

Revenue and resulting gross margin growth

Revenue increased by $184.3 million to $453.9 million in the first quarter of fiscal 2006 compared to $269.6 million in the preceding year's first quarter. The number of BlackBerry handhelds sold increased by 362,000, or 75.7%, to 840,000 in the first quarter of fiscal 2006, compared to 478,000 during the first quarter of fiscal 2005. Service revenue increased by $24.9 million to $77.0 million, reflecting the Company's increase in BlackBerry subscribers during the period. Software revenue increased by $23.0 million to $47.4 million in the first quarter of fiscal 2006.

As a direct result of the $184.3 million revenue increase, gross margin increased by $115.6 million, or 85.9 %, to $250.2 million, or 55.1% of revenue, in the first quarter of fiscal 2006, compared to $134.6 million, or 49.9% of revenue, in the same period of the previous fiscal year. The increase of 5.2% in gross margin in the first quarter of fiscal 2006 is attributable to the Company's continuing cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased cost efficiencies as a result of the increase in handheld volumes and subscribers, increased software and NRE revenues, as well as favourable changes in BlackBerry handheld product mix. See also "Results of Operations - Gross Margin".

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



Research and development, Selling, marketing and administration, and Amortization

The Company continued to invest heavily in research and development, and sales, marketing and administration during the first quarter of fiscal 2006. Research and development, Selling, marketing and administration, and Amortization expenses increased by $37.4 million, or 53.3%, to $107.7 million in the first quarter of fiscal 2006 from $70.2 million in the first quarter of fiscal 2005. As a percentage of revenue, Research and development, Selling, marketing and administration, and Amortization expenses declined to 23.7% during the first quarter of fiscal 2006 compared to 26.1% in the first three months of fiscal 2005, reflecting leverage that has been realized due to the increases in revenues and gross margin.

Litigation charges

Litigation expense totalled $6.5 million in first quarter of fiscal 2006, a decrease of $9.1 million compared to $15.6 million in comparable period of fiscal 2005. See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements.

Investment income

Investment income increased by $7.3 million to $13.8 million in the first quarter of fiscal 2006 from $6.5 million in the comparable period of fiscal 2005, as a result of an increase in cash, cash equivalents, short-term investments and investments, and improved investment yields.

Income taxes

For the first quarter of fiscal 2006, the Company's income tax expense with respect to pre-tax earnings was $17.3 million or 11.6%. During the quarter the expected tax provision was reduced by $27.0 million, or 18.0%, as a result of the Company realizing incremental cumulative ITC's attributable to prior fiscal years. See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended May 28, 2005. The information has been derived from RIM's unaudited interim consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Company's audited consolidated financial statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Company's audited consolidated financial statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



                                                    Fiscal 2006                        Fiscal 2005 Year
                                                      First             Fourth              Third              Second
                                                     Quarter            Quarter            Quarter             Quarter
                                                  --------------------------------------------------------------------
                                                                  (in thousands, except per share data)
Revenue                                            $ 453,948          $ 404,802          $ 365,852           $ 310,182

Gross margin                                         250,217            229,924            191,295             158,681

Research and development, Selling,
marketing and administration, and
  amortization expense                               107,688             94,785             84,771              78,046
Litigation (1)                                         6,475            294,194             24,551              18,304
Investment income                                   (13,816)            (11,926)           (10,133)             (8,588)
                                                  --------------------------------------------------------------------
Income (loss) before income taxes                    149,870           (147,129)            92,106              70,919
Provision for (recovery of) income taxes (2)          17,350           (144,556)             1,711                 326
                                                  --------------------------------------------------------------------
Net income (loss)                                  $ 132,520          $  (2,573)         $  90,395           $  70,593
                                                  ====================================================================
Earnings (loss) per share
  Basic                                            $    0.70          $   (0.01)          $   0.48            $   0.38
  Diluted                                          $    0.67          $   (0.01)          $   0.46            $   0.36
-----------------------------------------------------------------------------------------------------------------------
Research and development                           $  34,534          $  29,076          $  27,137           $  24,588
Selling, marketing and administration                 62,871             56,595             49,297              44,016
Amortization                                          10,283              9,114              8,337               9,442
                                                  --------------------------------------------------------------------
                                                   $ 107,688          $  94,785          $  84,771           $  78,046
                                                  ====================================================================

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



                                                           Fiscal 2005                     Fiscal 2004 Year
                                                             First           Fourth             Third           Second
                                                            Quarter          Quarter           Quarter          Quarter
                                                         --------------------------------------------------------------
                                                                       (in thousands, except per share data)
Revenue                                                   $269,611         $210,585          $153,891         $125,679
Gross margin                                               134,633          103,476            72,398           52,968
Research and development, Selling, marketing and
administration, and Amortization                            70,249           56,889            49,132           47,388
Litigation (1)                                              15,579           12,874             9,201            5,653
Investment income                                           (6,460)          (3,624)           (2,264)          (2,222)
                                                         --------------------------------------------------------------
Income before income taxes                                  55,265           37,337            16,329            2,149
Provision for (recovery of) income taxes (2)                   293           (4,200)                -                -
                                                         --------------------------------------------------------------
Net income                                                $ 54,972         $ 41,537          $ 16,329         $  2,149
                                                         ==============================================================
Earnings per share (3)
  Basic                                                    $  0.30          $  0.24           $  0.10          $  0.01
  Diluted                                                  $  0.28          $  0.23           $  0.10          $  0.01

-----------------------------------------------------------------------------------------------------------------------
Research and development                                  $ 20,379         $ 17,877          $ 15,673         $ 14,701
Selling, marketing and administration                       40,822           32,310            26,233           25,424
Amortization                                                 9,048            6,702             7,226            7,263
                                                         --------------------------------------------------------------
                                                          $ 70,249         $ 56,889          $ 49,132         $ 47,388
                                                         ==============================================================



Notes:
------

(1) See "Results of Operations - Litigation" and note 10 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 11 to the Consolidated Financial Statements.

(3)  See "Stock Split" and note 3(a) to the Consolidated Financial Statements.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


RESULTS OF OPERATIONS

Three months ended May 28, 2005 compared to the three months ended May 29, 2004

REVENUE

Revenue for the first quarter of fiscal 2006 was $453.9 million, an increase of $184.3 million, or 68.4%, from $269.6 million in the first quarter of fiscal 2005.

A comparative breakdown of the significant revenue streams is set forth in the following table:


                                                                                            Change Fiscal
                                 Q1 2006                     Q1 2005                          2006/2005
                           ---------------------------------------------------------------------------------------

Number of handhelds sold            840,000                   478,000                   362,000           75.7%
                           =================             ================             ============================

ASP                           $         374                $      385                 $     (11)          (2.9%)
                           =================             ================             ============================

BlackBerry subscribers at
fiscal period end              3.11 million                 1.34 million               1.77 million      132.0%
                           =================             ================             ============================

Handhelds                     $     314,258     69.2%      $ 184,190       68.3%        $ 130,068         70.6%
Service                              77,042     17.0%         52,153       19.3%           24,889         47.7%
Software                             47,439     10.5%         24,463        9.1%           22,976         93.9%
Other                                15,209      3.3%          8,805        3.3%            6,404         72.7%
                           ---------------------------------------------------------------------------------------

                                  $ 453,948    100.0%      $ 269,611      100.0%        $ 184,337         68.4%
                           =======================================================================================



Handheld revenues increased by $130.1 million, or 70.6%, to $314.3 million, or 69.2% of consolidated revenues, in the first quarter of fiscal 2006 compared to $184.2 million, or 68.3%, of consolidated revenues in the first quarter of fiscal 2005. This increase in handheld revenues over the prior year's period is primarily attributable to a volume increase of 362,000 units or 75.7% to approximately 840,000 units in the current fiscal quarter, compared to approximately 478,000 units in the first quarter of fiscal 2005. ASP decreased by $11, or 2.9%, to $374 in the current quarter from $385 in the first quarter of fiscal 2005. The Company expects its ASP to continue to decline over the longer term as a result of the introduction of its lower priced 7100 series handhelds during the third quarter of fiscal 2005 and projected future sales volumes, future new handheld product offerings, a continued drive to expand the Company's prosumer offering, BIS, and increased competition in the industry.

The Company estimates that a $10 change in ASP would result in a quarterly revenue change of approximately $8.4 million, based upon the Company's volume of handhelds shipped in the first quarter of fiscal 2006.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


Service revenue increased $24.9 million, or 47.7%, to $77.0 million and comprised 17.0% of consolidated revenue in the first quarter of fiscal 2006, compared to $52.2 million, or 19.3% of consolidated revenue in the first quarter of fiscal 2005. BlackBerry subscribers increased by net 592,000 to approximately 3.11 million from 2.51 million as at February 26, 2005, compared to an increase of net 270,000 during the first quarter of fiscal 2005 to approximately 1.34 million as at May 29, 2004. As expected, the Company continues to experience some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers, for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. Consequently, the ARPU for service is expected to continue to decline in fiscal 2006 as a result of: i) the aforementioned migration; and
ii) the continuing net increase in the BlackBerry subscriber base represented by subscribers for which RIM receives a lower monthly relay access fee from its carrier customers, rather than direct subscribers who purchase full e-mail service from RIM.

Software revenues include fees from licensed BES software, CALs, maintenance, technical support and upgrades. Software revenues increased $23.0 million to $47.4 million in the first quarter of fiscal 2006 from $24.5 million in the first quarter of fiscal 2005.

Other revenue, which includes NRE, accessories, repair and maintenance programs, and sundry, increased by $6.4 million to $15.2 million in the first quarter of fiscal 2006 compared to $8.8 million in the first quarter of fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair, NRE and accessories revenues.

GROSS MARGIN

Gross margin increased by $115.6 million, or 85.9 %, to $250.2 million, or 55.1% of revenue, in the first quarter of fiscal 2006, compared to $134.6 million, or 49.9% of revenue, in the same period of the previous fiscal year. The net improvement of 5.2% in consolidated gross margin percentage was primarily due to the following factors:

o Software revenues at $47.4 million comprised 10.5% of the total revenue mix in the first quarter of fiscal 2006, compared to $24.5 million and 9.1% respectively in the first quarter of fiscal 2005;
o    An increase in NRE revenue in the first quarter of fiscal 2006;
o Favourable changes in BlackBerry handheld product mix in the first quarter of fiscal 2006;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers in the first quarter of fiscal 2006 compared to the first quarter of fiscal 2005;
o A reduction in net warranty expense as a percentage of consolidated revenue in the first quarter of fiscal 2006 compared to the first quarter of fiscal 2005 (see "Critical Accounting Policies and Estimates - Warranty" and note 15 to the Consolidated Financial Statements); and
o A decline in amortization expense as a percentage of consolidated revenue in the first quarter of fiscal 2006 compared to the first quarter of fiscal 2005, as the Company continues to realize economies of scale in its manufacturing and service operations.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the quarter ended May 28, 2005 compared to the quarter ended February 26, 2005 and the quarter ended May 29, 2004. The Company believes it is meaningful to provide a comparison between the first quarter of fiscal 2006 and the fourth quarter of fiscal 2005 given the quarterly increases in revenue realized by the Company during fiscal 2006.


                                                     Three Month Fiscal Periods Ended
                                     May 28, 2005                February 26, 2005               May 29, 2004
                                 ------------------------------------------------------------------------------------
                                     $        % of Revenue      $          % of Revenue       $         % of Revenue

Revenue                           $ 453,948                   $ 404,802                     $ 269,611
                                 ------------------------------------------------------------------------------------

Research and development          $  34,534         7.6%      $  29,076       7.2%          $  20,379         7.6%
Selling, marketing and
administration                       62,871        13.8%         56,595      14.0%             40,822        15.1%
Amortization                         10,283         2.3%          9,114       2.2%              9,048         3.4%
                                 ------------------------------------------------------------------------------------
                                  $ 107,688        23.7%      $  94,785      23.4%          $  70,249        26.1%
                                 ====================================================================================


Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology and office infrastructure support, and travel.

Research and development expenditures increased by $14.1 million to $34.5 million, or 7.6% of revenue, in the quarter ended May 28, 2005, compared to $20.4 million, or 7.6% of revenue, in the first quarter of fiscal 2005. The majority of the increases during the first quarter of fiscal 2006, compared to the first quarter of fiscal 2005, were attributable to salaries and benefits (primarily as a result of increased personnel and annual merit increases), third party new product development costs, office and related staffing infrastructure costs, recruiting, and materials, certification and tooling expenses.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, legal, audit and other professional fees, related information technology and office infrastructure support, recruiting, and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $22.1 million to $62.9 million for the first quarter of fiscal 2006 compared to $40.8 million for the comparable period in fiscal 2005. As a percentage of revenue, selling, marketing and administrative expenses declined to 13.8% in the current quarter versus 15.1% in the comparable quarter of the preceding fiscal period.

The net increase of $22.1 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense (primarily as a result of increased personnel and annual merit increases), and consulting and external advisory costs. Other increases were attributable to recruiting, travel and office and related staffing infrastructure costs.

LITIGATION

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 26, 2005, February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. See also note 10 - Litigation to the Consolidated Financial Statements.

The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "CAFC").

On December 14, 2004, the CAFC ruled on the appeal by the Company of the District Court's judgment. The CAFC concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The CAFC further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The CAFC decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The CAFC ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the CAFC decision would vacate the District Court's judgment and the injunction, and remand the case to the District Court for further proceedings consistent with the CAFC's ruling. As a result, the CAFC would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the CAFC.

During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with the parties announcing the signing of a binding Term Sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP grants RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and independent software vendor ("ISV") partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology. RIM will pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward.

During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset.

On June 9, 2005, RIM announced that, due to an impasse in the process of finalizing a definitive licensing and settlement agreement with NTP, RIM was taking court action to enforce the binding Term Sheet agreed upon and jointly announced by RIM and NTP on March 16, 2005. In order to enforce the Term Sheet, RIM has filed a Motion to Stay Appeal and Remand for Enforcement of Settlement Agreement, which requests that the CAFC stay the appeal and remand to the District Court to enforce the Term Sheet. The CAFC may grant RIM's motion, stop its review of the patent dispute and send the enforcement of the

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


Term Sheet to the District Court to resolve. The CAFC may also deny RIM's motion, continue its review of the case, and ultimately send both the enforcement of the Term Sheet and the patent dispute to the District Court. If the CAFC sends the patent dispute back to the District Court, RIM expects that NTP will ask the District Court to reinstitute the injunction that had previously been granted (which was subsequently stayed pending RIM's appeal and which the CAFC's December 2004 decision would vacate, if the CAFC issues a mandate based on that decision and remands the case to the District Court for further proceedings) to prohibit RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States. While RIM maintains that an injunction is inappropriate given the facts of the case and recent doubts raised as to the validity of the patents in question, it will ultimately be up to the court to decide these matters and there can be no assurance of a favorable outcome of any litigation.

On June 9, 2005, NTP filed its Response with the CAFC, in which it opposes RIM's motion and alleges there was, and is, no settlement agreement reached by the parties. NTP's Response asks the CAFC to dispose of RIM's petition for rehearing, and remand the patent dispute to the District Court for the further proceedings contemplated in the CAFC's December 14, 2004 decision. On June 13, 2005, RIM filed its Reply with the CAFC.

During the first quarter of fiscal 2006, the Company recorded an expense of $6.5 million to account for incremental current and estimated future legal and professional fees as a result of RIM's enforcement proceedings related to the Term Sheet.

As at the end of the Company's current fiscal period, the likelihood of any further loss and the ultimate amount of such loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above and in note 10 to the Consolidated Financial Statements, have been provided for as NTP litigation expenses as at May 28, 2005. The actual resolution of the NTP matter may materially differ from the provisions recorded as at May 28, 2005 as a result of future rulings by the courts, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favorably. If a further injunction is granted to NTP and RIM is not able to promptly vacate, stay or overturn the injunction, provide services or products outside the scope of the NTP patents, or enter into a license with NTP on reasonable terms: (a) RIM may be unable to continue to export or make available for sale its wireless handhelds and software into the United States and/or make available BlackBerry service to users in the United States, which is the largest market for RIM's products and services; and (b) the Company may have to terminate the contractual arrangements with its customers, carriers and resellers in the United States, and the Company could be subject to claims for any losses incurred or claims against such customers, carriers and resellers.

INVESTMENT INCOME

Investment income increased by $7.3 million to $13.8 million in the first quarter of fiscal 2006 from $6.5 million in the comparable period of fiscal 2005. The increase primarily reflects improved interest rate yields as well as the increase in cash, cash equivalents, short-term investments and investments during the current quarter compared to the prior year's fiscal period.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


INCOME TAXES

For the first quarter of fiscal 2006, the Company's income tax expense with respect to net income earned was $17.3 million, resulting in an effective tax rate of 11.6%. During the quarter, the expected tax provision was reduced by $27.0 million, or 18.0%, as a result of the Company recognizing incremental cumulative ITC's attributable to prior fiscal years. ITC's are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favourable tax ruling involving another Canadian technology corporation, but also applicable to the Company. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

For the first three months of fiscal 2005, the Company's income tax expense with respect to net income earned was $0.3 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's remaining income tax expense was offset by the utilization of previously unrecognized deferred tax assets. As at May 29, 2004, the Company determined that it was not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets.

NET INCOME

Net income was $132.5 million, or $0.70 per share basic and $0.67 per share diluted, in the first quarter of fiscal 2006 compared to net income of $55.0 million, or $0.30 per share basic and $0.28 per share diluted, in the prior year's comparable period.


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents, short-term investments and investments increased by $103.0 million to $1.78 billion as at May 28, 2005 from $1.68 billion as at February 26, 2005. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at May 28, 2005.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.


                                            As at May 28,     As at February   Change - Fiscal
                                                2005            26, 2005          2006/2005
                                         ------------------------------------------------------

Cash and cash equivalents                   $   912,324       $   610,354        $ 301,970
Short-term investments                          202,671           315,495         (112,824)
Investments                                     667,712           753,868          (86,156)
                                         ------------------------------------------------------

Cash, cash equivalents, short-term
  investments and investments               $ 1,782,707       $ 1,679,717        $ 102,990
                                         ======================================================


THREE MONTHS ENDED MAY 28, 2005 COMPARED TO THE THREE MONTHS ENDED MAY 29, 2004

Cash flow provided by operating activities was $135.9 million in the first quarter of fiscal 2006 compared to cash flow provided by operating activities of $61.8 million in the first quarter of the preceding fiscal year, an increase of $74.0 million. The table below summarizes the key components of this net increase.


                                                     Three Months Ended                 Change
                                             May 28, 2005          May 29, 2004        2006/2005
                                          ---------------------------------------------------------

Net income                                  $    132,520           $      54,972        $  77,548

Amortization                                      18,226                  18,056              170
Deferred income taxes                             17,389                       -           17,389

Changes in:
  Trade receivables                              (20,257)                (25,751)           5,494
  Other receivables                              (10,676)                  3,634          (14,310)
  Inventory                                       12,097                 (18,572)          30,669
  Accounts payable                                (7,723)                  6,565          (14,288)
  Accrued liabilities                             15,129                  26,959          (11,830)
  All other                                         (663)                 (3,982)           3,319
                                          ---------------------------------------------------------

Changes in working capital items -
before NTP litigation items                      156,042                  61,881           94,161

  Litigation provision                             3,337                  15,184          (11,847)
  Restricted cash                                (23,513)                (15,216)          (8,297)
                                          ---------------------------------------------------------
Sub-total                                        (20,176)                    (32)         (20,144)
                                          ---------------------------------------------------------
                                            $    135,866           $      61,849        $  74,017
                                          =========================================================



Cash flow provided by financing activities was $8.2 million for the first quarter of fiscal 2006 compared to cash flow provided by financing activities

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


of $19.6 million in the fiscal 2005 comparable period, both primarily attributable to proceeds from the exercise of stock options.

Cash flow provided by investing activities, was $158.5 million for the first quarter of fiscal 2006, including proceeds from the sale or maturity of short-term investments and investments, both net of acquisition costs, of $191.1 million and $8.8 million respectively, and reduced by capital asset expenditures of $31.3 million, intangible asset expenditures of $6.4 million and the acquisition of a subsidiary of $3.8 million. For the first quarter of the prior fiscal year, cash flow used in investing activities include the acquisition of short-term investments and investments, less proceeds on sale or maturity, of $129.8 million and $347.2 million respectively, and capital asset expenditures of $17.2 million.

NTP Litigation Funding

See also "Litigation" and notes 10 and 13(a) to the Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the District Court has required the Company to deposit the sum of the current fiscal period's enhanced compensatory damages amount, calculated as 8.55% of infringing revenues (as determined by the District Court), plus postjudgment interest, into a bank escrow account, subsequent to the end of each fiscal quarter (the "quarterly deposit"). The quarterly deposit is set aside in escrow until the completion of the ongoing litigation with NTP. Subsequent to May 28, 2005, the Company made the quarterly deposit with respect to the first quarter of fiscal 2006 because RIM remains under a court order to do so while the appeal remains pending. The quarterly deposit obligation for the first quarter of fiscal 2006 and the quarterly deposits for fiscal 2005 and fiscal 2004 are reflected as Restricted cash of $135.5 million on the Consolidated Balance Sheet as at May 28, 2005.

The Company has a $70 million Letter of Credit Facility (the "Facility") in place with a Canadian financial institution and had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter, as described in note 10 to the Consolidated Financial Statements. The letter of credit of $48 million excludes the quarterly deposits into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for the Facility.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at May 28, 2005:

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


                                                           Less than    One to Three     Four to    Greater than
                                               Total        One Year       Years       Five Years    Five Years
                                         --------------------------------------------------------------------------

Long-term debt                              $   6,594     $     225      $  6,369      $     -      $       -
Operating lease obligations                    15,075         2,909         5,695        1,368          5,103
Purchase obligations and commitments          361,692       361,692             -            -              -
Other long-term liabilities                         -             -             -            -              -
                                         ---------------------------------------------------------------------------

Total                                       $ 383,361     $ 364,826      $ 12,064      $ 1,368      $   5,103
                                         ===========================================================================



Purchase obligations and commitments of $361.7 million as of May 28, 2005, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company may also be liable for certain key suppliers' component part inventories and purchase commitments if the Company's changes to demand plans adversely affects these certain key suppliers.

As of May 28, 2005 the Company has commitments on account of capital expenditures of approximately $36.2 million included in the $361.7 million above, primarily for manufacturing, IT including service operations and buildings.

The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.78 billion as at May 28, 2005. The Company's believes its financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2006 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At May 28, 2005, approximately 2% of cash and cash equivalents, 43% of trade receivables and 28% of accounts

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005



payable and accrued liabilities are denominated in foreign currencies (May 29, 2004 - 3%, 36%, and 25%, respectively). These foreign currencies include the Canadian Dollar, British Pound and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at May 28, 2005. As at May 28, 2005, the unrealized gain on these forward contracts was approximately $10,447 (May 29, 2004 - $1,392). These amounts were included in Other current assets and Accumulated other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at May 28, 2005, a loss of $103 was recorded in respect of this amount (May 29, 2004 - loss of $161). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at May 28, 2005, a gain of $964 was recorded in respect of this amount (May 29, 2004 - loss of $1,223). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency deferred income taxes, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged asset. As at May 28, 2005, a gain of $1,380 was recorded in respect of this amount (May 29, 2004 - nil). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

                          Research In Motion Limited
               Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
                    For the Three Months Ended May 28, 2005


Credit and Customer Concentration

RIM has historically been dependent on an increasing number of significant telecommunications carrier customers ("carriers") and on larger more complex contracts with respect to sales of the majority of its products and services. The Company expects this trend to continue as it generates an increasing amount of its handheld products, software and relay access service revenues through network carriers and resellers, rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, three customers comprised 16%, 14% and 13% of trade receivables as at May 28, 2005 (February 26, 2005 - two customers comprised 23% and 12%). Additionally, three customers comprised 18%, 14% and 13% of the Company's first quarter sales in fiscal 2006 (first quarter of fiscal 2005 - three customers comprised 13%, 12% and 11%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at May 28, 2005 the maximum exposure to a single counterparty was 29% of outstanding derivative instruments (May 29, 2004 - 39%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 28, 2005, no single issuer represented more than 9% of the total cash, cash equivalents and investments (May 29, 2004 - no single issuer represented more than 9% of the total cash, cash equivalents and short-term investments).

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              RESEARCH IN MOTION LIMITED
                                       ----------------------------------------
                                                    (Registrant)

Date:  June 29, 2005                   By:    /S/ ROB DUNCAN
       -------------------------           ------------------------------------
                                           Name: Rob Duncan
                                           Title: Vice President, Corporate
                                                  Controller